Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The chart below lists all current subsidiaries of Greenhill & Co., Inc.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
Greenhill & Co., LLC	New York
Greenhill Aviation Co., LLC	New York
Greenhill Capital Partners, LLC	Delaware
Greenhill & Co. Europe Holdings Limited	England and Wales
Greenhill & Co. International LLP	England and Wales
Greenhill & Co. Europe LLP	England and Wales
Greenhill & Co. Cayman Limited	Cayman Islands, B.W.I.
GCP Managing Partner, L.P.	Delaware
GCP Managing Partner II, L.P.	Delaware
Greenhill Venture Partners, LLC	Delaware
GSAVP GP, L.P.	Delaware
Greenhill & Co. Holding Canada Ltd.	Canada
Greenhill & Co. Canada Ltd.	Ontario, Canada
Greenhill Capital Partners Europe LLP	England and Wales
GCP Europe General Partnership LP	Scotland
GCP Europe General Partnership II LP	Scotland

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